SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES SECOND £8M PRESTWICK HANGAR

RYANAIR TO CREATE 200 NEW AYRSHIRE JOBS

3 NEW ROUTES FROM EDINBURGH TO FARO, MARRAKESH & PARIS

Ryanair, the world's favourite airline, today (10th Feb 10) announced that it will build a second maintenance hangar at Glasgow Prestwick Airport at a cost of £8m which will create 200 new engineering jobs, increasing the total jobs sustained by Ryanair in Ayrshire to over 2,400.  The facility, which is due to open in October 2010, was announced in Prestwick by Scotland's First Minister, Alex Salmond and Ryanair's Michael O'Leary.

The Scottish Government, Scottish Enterprise and Prestwick Airport secured this 6,000 sq/m hangar investment despite intense competition from five other Ryanair bases throughout Europe.  They were also instrumental in securing Ryanair's existing 4,000 sq/m hangar which opened in 2004.

By securing this new investment the Scottish Government has helped to create over 400 engineering and support jobs between the two hangars, which will maintain a large portion of Ryanair's 210 aircraft fleet.  Ryanair's 29 routes from its Prestwick base deliver 2m passengers p.a. which sustain 2,000 local jobs, including those of over 300 Ryanair cabin crew and pilots.

Wrapping up a great day for Scotland, Ryanair also announced three new routes from Edinburgh to Faro, Marrakesh and Paris from May 2010 as well as increased frequencies on 16 other routes from Edinburgh and Glasgow Prestwick this summer.  In total Ryanair expects to carry over 4m passengers to/from Scotland over the next 12 months, making Ryanair Scotland's favourite airline.

Speaking at Glasgow Prestwick, Michael O'Leary said:

"Ryanair wishes to thank First Minister Salmond, the Scottish Government, Scottish Enterprise and Prestwick Airport for their help and support in winning this new hangar and these 200 new jobs for Ayrshire and Scotland despite intense competition from five other European airports.  Ryanair's new(second) maintenance hangar at Glasgow Prestwick Airport, will create 200 new engineering jobs, in addition to the 2,200 local jobs which have already been created and sustained in Ayrshire as a direct result of Ryanair's base and our existing hangar facility at Glasgow Prestwick.

"Ryanair's successful growth in Scotland is possible thanks to our on-going partnership with the Scottish Government and Scottish Enterprise, who have repeatedly supported our vision for many more low fare flights to/from Scotland."

Welcoming the new investment and jobs First Minister Alex Salmond said:

"I am delighted that Ryanair is strengthening its operations in Scotland and this announcement demonstrates that Ayrshire has the quality infrastructure and skilled workforce to secure this major project, having fought-off competition from a number of European locations.

"The Scottish Government is investing £1.5 million in this £8 million project, which shows Ryanair's commitment to Ayrshire and builds on Prestwick's reputation as a centre for European excellence in maintenance, repair and overhaul projects.

"Ryanair makes a substantial contribution to Scotland's economy through its engineering facilities and encouraging tourism and business traffic via its Glasgow Prestwick, Aberdeen and Edinburgh flights".

Ends.                                                    Wednesday, 10th February 2010

For further information

Please contact:

Stephen McNamara- Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271                      Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  10 February 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary